Securities and Exchange Commission
                             Washington, D.C. 20549

                                 Amendment No. 1
                                     to U-1


                                   APPLICATION

                          UNDER SECTION 3(a)(1) OF THE

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                     Rochester Gas and Electric Corporation
                                 89 East Avenue
                               Rochester, NY 14649

                               Agent for Service:

                               Marjorie L. Perlman
                     Rochester Gas and Electric Corporation
                                 89 East Avenue
                               Rochester, NY 14649


                                   Copies to:

                           Elizabeth W. Whittle, Esq.
                       Nixon, Hargrave, Devans & Doyle LLP
                             One Thomas Circle, N.W.
                                    Suite 700
                             Washington, D.C. 20005
                            Telephone: (202) 457-5338

     Rochester Gas and Electric ("RG&E") hereby amends its filing made on September 1, 1998 on Form U-1 in File No. 70-09355 as follows:

     1. By adding the following language to Item 3:

     The Company represents that it will meet all of the standards under section 2(a)(29) of the Act. Specifically, the gas and electric operations will each continue to be operated as an economically positioned integrated utility system after reorganization.

     The Company further represents that the reorganization is not detrimental to the public interest as required in section 3(a)(1) of the Act. The reorganization will not have an adverse effect on the electric and natural gas utility operations of RG&E, and RG&E's service territory will not change as a result of this reorganization. In addition, the consolidated assets and liabilities of RG&E and its subsidiaries before the reorganization will be the same as the consolidated assets and liabilities of HoldCo after the reorganization. All of the business and operations conducted before the reorganization by RG&E and its subsidiaries will continue to be conducted after the reorganization by RG&E and other subsidiaries of HoldCo. The transaction will not involve the acquisition of any utility asset not already owned either directly or indirectly by RG&E.

     2. By submitting the following exhibits:

                  Exhibit D-2               Order of the NYPSC

                  Exhibit D-4               Order of the FERC

                  Exhibit D-6               Orders of the NRC


                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.

                                    Rochester Gas and Electric Corporation



Date:  March 11, 1998               By:   /s/David C. Heiligman
                                          David C. Heiligman
                                          Vice President and Corporate Secretary